Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

GS Finance Corp. $1,635,000 Bloomberg Commodity IndexSM-Linked Trigger Notes due 2021 guaranteed by The Goldman Sachs Group, Inc.

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (March 1, 2021) is based on the performance of the Bloomberg Commodity IndexSM (the index) as measured from the trade date to the determination date (February 22, 2021).

If the final index level, which is the closing level of the index on the determination date, is equal to or greater than 70.00% of the initial index level of 75.7747, then the return on your notes will equal the greater of (i) 0.00% and (ii) the product of the index return (the percentage increase or decrease in the final index level from the initial index level) multiplied by the upside participation rate of 1.30.

If the final index level is less than 70.00% of the initial index level, then the return on your notes will equal the index return. Therefore, you could receive less than the face amount of your notes on the stated maturity date and you will lose your entire investment in the notes if the final index level is zero.

On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•                   if the final index level is equal to or greater than 70.00% of the initial index level, the sum of (a) $1,000 plus (b) the greater of:

•                   the product of the index return times $1,000 times the participation rate of 1.30; and

•                   the product of 0.00% times $1,000; or

•                   if the final index level is less than 70.00% of the initial index level, the sum of (a) $1,000 plus (b) the product of the index return times $1,000.

You should read the additional disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $944 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	February 29, 2016	Original issue price:	100.00% of the face amount
Underwriting discount:	0.60% of the face amount	Net proceeds to the issuer:	99.40% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 36 dated February 24, 2016.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $944 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $995 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through February 24, 2017.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement and the accompanying documents listed below.  This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                                        Commodity terms supplement no. 27 dated December 22, 2015

•                                        Prospectus supplement dated December 22, 2015

•                                       Prospectus dated December 22, 2015

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

The designated contracts for the commodities included in the underlier as of December 2015, along with their respective Final Commodity Index Percentages (Target Weights) for 2015 and 2016, are as follows:

Commodity	Designated Contract	Trading Facility	2015 Final Commodity Index Percentages (%)	2016 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	4.5932%	4.5987%
Coffee	Coffee “C”	NYBOT (ICE Futures)	2.2122%	2.2943%
Copper	Copper	COMEX	7.5376%	7.6272%
Corn	Corn	CBOT	7.2463%	7.3587%
Cotton	Cotton	NYBOT (ICE Futures)	1.5130%	1.4932%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	7.8435%	7.4698%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE	7.1565%	7.5302%
Gold	Gold	COMEX	11.9041%	11.3799%
Ultra-Low-Sulfur Diesel (heating oil)	ULS Diesel (HO)	NYMEX	3.7609%	3.8290%
Lean Hogs	Lean Hogs	CME	1.9398%	2.0621%
Live Cattle	Live Cattle	CME	3.3274%	3.5666%
Natural Gas	Henry Hub Natural Gas	NYMEX	8.7398%	8.4488%
Nickel	Primary Nickel	LME	2.1194%	2.3594%
Silver	Silver	COMEX	4.2761%	4.2132%
Soybean Meal	Soybean Meal	CBOT	2.7453%	2.8447%
Soybean Oil	Soybean Oil	CBOT	2.8130%	2.8375%
Soybeans	Soybeans	CBOT	5.6813%	5.7038%
Sugar	World Sugar No. 11	NYBOT (ICE Futures)	3.9957%	3.6273%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	3.6928%	3.7479%
Wheat (Chicago)	Soft Wheat	CBOT	3.3276%	3.3268%
Wheat (Kansas City HRW)	Hard Red Winter Wheat	CBOT	1.1705%	1.1531%
Zinc	Special High Grade Zinc	LME	2.4041%	2.5276%

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”.  Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its consolidated subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 22, 2015, as supplemented by the accompanying prospectus supplement, dated December 22, 2015, of GS Finance Corp. and The Goldman Sachs Group, Inc. for Medium-Term Notes, Series E, and references to the “accompanying commodity terms supplement no. 27” mean the accompanying commodity terms supplement no. 27, dated December 22, 2015, of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the above-referenced accompanying prospectus supplement for Medium-Term Notes, Series E.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-16 of the accompanying commodity terms supplement no. 27. This pricing supplement supersedes any conflicting provisions of the accompanying commodity terms supplement no. 27.

Key Terms

Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the Bloomberg Commodity IndexSM (Bloomberg symbol, “BCOM”)

Underlier sponsor:

the corporation or other entity, or group of corporations or other entities, that, in the determination of the calculation agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the Bloomberg Commodity IndexSM and (ii) announces (directly or through an agent) the level of the Bloomberg Commodity IndexSM on any day; as of the date of this pricing supplement, the underlier sponsor is Bloomberg Financial L.P. (“Bloomberg”)

Specified currency:	U.S. dollars (“$”)

Face amount:

each note will have a face amount of $1,000; $1,635,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-15 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the index, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-25 of this pricing supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date):	for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

• if a trigger event does not occur, the sum of (i) $1,000 plus (ii) the greater of:

• the product of the underlier return times $1,000 times the upside participation rate; and

• the product of the contingent minimum return times $1,000; or

• if a trigger event occurs, the sum of (i) $1,000 plus (ii) the product of the underlier return times $1,000

Initial underlier level:	75.7747

Final underlier level:

the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Trading Day or a Market Disruption Event —

Notes Linked to a Single Underlier” on page S-18 of the accompanying commodity terms supplement no. 27 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying commodity terms supplement no. 27

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside Participation Rate	130.00%

Trigger event:	the final underlier level has declined, as compared to the initial underlier level, by more than the trigger buffer amount

Trigger buffer amount:	30.00%

Contingent minimum return:	0.00%

Trade date:	February 24, 2016

Original issue date (settlement date):	February 29, 2016

Determination date	February 22, 2021, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-17 of the accompanying commodity terms supplement no. 27

Stated maturity date	March 1, 2021, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-16 of the accompanying commodity terms supplement no. 27

No interest:	the offered notes do not bear interest

No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying commodity terms supplement no. 27

Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-26 of the accompanying commodity terms supplement no. 27

Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-26 of the accompanying commodity terms supplement no. 27

Underlier commodity trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Underlier Commodity Trading Day” on page S-26 of the accompanying commodity terms supplement no. 27

Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-53 of the accompanying commodity terms supplement no. 27

ERISA:	as described under “Employee Retirement Income Security Act” on page S-54 of the accompanying commodity terms supplement no. 27

Supplemental plan of distribution conflicts of interest:

as described under “Supplemental Plan of Distribution” on page S-55 of the accompanying commodity terms supplement no. 27 and “Plan of Distribution — Conflicts of Interest” on page 78 of the accompanying prospectus; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.

GS Finance Corp. has agreed to sell to Goldman, Sachs & Co. (“GS&Co.”), and GS&Co. has agreed to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.25% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of  Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on February 29, 2016, which is the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	Goldman, Sachs & Co. (“GS&Co.”)

CUSIP no.:	40054CAA2

ISIN no.:	US40054CAA27

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Contingent minimum return	0.00%
Upside participation rate	130.00%
Trigger buffer amount	30.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the middle column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event does not occur (i.e., the final underlier level has not declined, as compared to the initial underlier level, by more than the trigger buffer amount), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event occurs (i.e., the final underlier level has declined, as compared to the initial underlier level, by more than the trigger buffer amount),and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)

	Trigger Event Has Not Occurred	Trigger Event Has Occurred
150.000%	165.000%	N/A
140.000%	152.000%	N/A
135.000%	145.500%	N/A
130.000%	139.000%	N/A
125.000%	132.500%	N/A
120.000%	126.000%	N/A
115.000%	119.500%	N/A
110.000%	113.000%	N/A
105.000%	106.500%	N/A
100.000%	100.000%	N/A
95.000%	100.000%	N/A
90.000%	100.000%	N/A
85.000%	100.000%	N/A
70.000%	100.000%	N/A
69.999%	N/A	69.999%
50.000%	N/A	50.000%
25.000%	N/A	25.000%
0.000%	N/A	0.000%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 50.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 50.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

If, for example, a trigger event has not occurred and the final underlier level were determined to be 95.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. Since a trigger event has not occurred and the hypothetical underlier return of -5.000% is less than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. If, however, the final underlier level were determined to be 110.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 113.000% of the face amount of your notes, as shown in the table above. Since a trigger event has not occurred and the hypothetical underlier return of 10.000% multiplied by the upside participation rate is greater than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 113.000% of the face amount of your notes as shown in the table above.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier commodities that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-12.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, dated December 22, 2015, in the accompanying prospectus supplement, dated December 22, 2015 and under “Additional Risk Factors Specific to the Notes” in the accompanying commodity terms supplement no. 27.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated December 22, 2015, as supplemented by the accompanying prospectus supplement, dated December 22, 2015, and the accompanying commodity terms supplement no. 27, dated December 22, 2015, of GS Finance Corp. and The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier commodities, i.e., the commodity futures contracts comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of the Goldman Sachs Group, Inc., as gurantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of the Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer— Guarantee by The Goldman Sachs Group, Inc.” on page 33 of the accompanying prospectus.

The Cash Settlement Amount Payable on Your Notes Is Not Linked to the Closing Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier decreased precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such decline. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Bloomberg Commodity IndexSM as measured from the initial underlier level to the closing level on the determination date.  If a trigger event has occurred, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes.  Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If a trigger event occurs, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 30.00% drop between the initial underlier level and the final underlier level will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the final underlier level to less than 70.00% of the initial underlier level may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                              the final underlier level relative to the initial underlier level;

•                              the volatility — i.e., the frequency and magnitude of changes — in the underlier level;

•                              economic, financial, regulatory, political, military and other events that affect commodity markets generally and the market segments of which the underlier commodities are a part, and which may affect the level of the underlier;

•                              interest rates and yield rates in the market;

•                              the time remaining until your notes mature; and

•                              our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction.  If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict future changes in the underlier level based on historical changes in the underlier level.  The actual changes in the underlier level over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical underlier levels or to the hypothetical return examples shown elsewhere in this pricing supplement.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from changes in the underlier level.  Changes in the underlier level may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

You Have No Rights with Respect to Any Underlier Commodity or Rights to Receive Any Underlier Commodity

Investing in your notes will not make you a holder of any underlier commodity or in a collective investment vehicle that invests in the foregoing. Neither you nor any other holder or owner of your notes will have any rights with respect to such underlier commodities. Your notes will be paid in cash, and you will have no right to receive delivery of any commodities.

It Is Difficult to Predict What Effect Higher and Lower Future Prices of Commodities Included in the Underlier Relative to Their Current Prices May Have on Its Value

The underlier is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the underlier approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in December. This process is referred to as “rolling”.

If the market for these contracts is in “backwardation,” which means that the prices are lower in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is lower than the sale price of the October contract. Conversely, if the market for these contracts is in “contango,” which means that the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is higher than the sale price of the October contract. The difference between the prices of the two contracts when they are rolled is sometimes referred to as a “roll yield”, and the change in price that contracts experience while they are components of the underlier is sometimes referred to as a “spot return”. An investor in the underlier cannot receive either the roll yield or the spot return separately. The presence of contango in the commodity markets could result in negative roll yields, which could adversely affect the value of the underlier. Because of the potential effects of negative roll yields, it is possible for the value of the underlier to decrease significantly over time even when the near-term or spot prices of underlying commodities are stable or increasing. It is also possible, when near-term or spot prices of the underlying commodities are decreasing, for the value of the underlier to decrease significantly over time even when some or all of the constituent commodities are experiencing backwardation.

Certain underlying commodities included in the underlier, such as gold, have historically traded in contango markets and the underlier has experienced periods in which many of these commodities are in contango. Although certain of the commodity futures contracts included in the underlier have historically experienced periods of backwardation, it is possible that such backwardation will not be experienced in the future.

The Underlier Sponsor May Be Required to Replace a Designated Contract If the Existing Commodities Contract Is Terminated or Replaced

A commodity contract known as a “designated contract” has been selected as the reference contract for each of the physical commodities underlying the underlier. Data concerning this designated contract will be used to calculate the underlier. If a designated contract were to be terminated or replaced in accordance with the rules described under “The Underlier” in this pricing supplement, a comparable commodity contract may be selected by the underlier sponsor, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the underlier.

Data Sourcing and Calculation Risks Associated with the Underlier May Adversely Affect the Market Price of the Notes

Because the notes are linked to the underlier, which is composed of exchange-traded futures contracts only on commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the underlier will be recalculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or other errors that may affect the weighting of the underlier commodities. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the underlier for the following period. Additionally, the underlier sponsor may not discover every discrepancy.

Furthermore, the weightings for the underlier are determined by Bloomberg under the supervision of the index oversight committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the underlier. This discretion would permit, among other things, changes to the composition of the underlier or changes to the manner or timing of the publication of the values of such underlier, at any time during the year if the index oversight committee deemed the changes necessary in light of factors that include, but are not limited to (i) changes in liquidity of the underlier commodities that are included in the underlier or (ii) changes in legal, regulatory, sourcing or licensing matters relating to publication or replication of the underlier. In particular, without limitation, Bloomberg’s access and rights to use data in connection with calculating, publishing and licensing the underlier remain subject to the ongoing consent of the sources of such data (including, without limitation, exchanges), which consent can be revoked at any time. Further, the sources of such data reserve the right to revise the terms and conditions of access and use of their data upon notice to Bloomberg. The index oversight committee has reserved the right to modify the composition of the underlier on an as needed basis to minimize the impact of any loss of access to or revised terms of use with respect to such source data on the underlier.

Changes in the Composition and Valuation of the Underlier, or Discontinuation or Modification of the Underlier, May Adversely Affect the Value of Your Notes

The composition of the underlier may change over time, as additional commodity contracts satisfy the eligibility criteria of the underlier or commodity contracts currently included in the underlier fail to satisfy such criteria and those changes could impact the composition of the underlier. A number of modifications to the methodology for determining the contracts to be included in the underlier, and for valuing the underlier, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of your notes.

As described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Discontinuance or Modification of the Underlier” in the accompanying commodity terms supplement no. 27, if the calculation agent determines that the changes to the underlier are fundamental in nature, the calculation agent may make such adjustments in the rules of the underlier or the method of its calculation as it believes are appropriate so that the final underlier level calculated based on the modified index and then-current index methodology, is equitable. It is possible, however, that such changes will adversely affect the value of your notes when compared with a structure in which the calculation agent would not have had such discretion.

In the event that the underlier sponsor discontinues publication of the underlier, the calculation agent may calculate the underlier level during the remaining term of your notes as described under “Specific Terms of Your Notes — Payment on Stated Maturity Date — Discontinuance or Modification of the Underlier” in the accompanying commodity terms supplement no. 27. Because such calculation will, in that event, no longer be based on the underlier sponsor’s calculation of the underlier, it is possible that the value of your notes will be adversely affected when compared to the situation in which the underlier were still being published.

The Return on Your Notes Is Based on an Underlier That Reflects Excess Return, Not Total Return

The return on your notes is based on the performance of the underlier, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the underlier commodities. It is not, however, linked to a “total return” index, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the underlier commodities. The return on your notes will not include such a total return feature or interest component.

Commodity Prices as Well as the Underlier Commodities May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

Commodity prices as well as the underlier commodities are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts. These factors may affect the levels of the underlier and the value of your notes in varying ways, and different factors may cause the value of different underlier commodities and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.

The Underlier May in the Future Include Contracts That Are Not Traded on Regulated Futures Exchanges

The underlier was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the underlier is composed exclusively of regulated futures contracts. As described below, however, the underlier may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act, or other applicable statutes and related regulations, that govern trading on regulated U.S. futures exchanges, or similar statutes and regulations that govern trading on regulated U.K. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the underlier, may be subject to certain risks not presented by U.S. or U.K. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Ongoing Commodities-Related Litigation and Regulatory Investigations Could Affect Prices for Futures Contracts, Which Could Adversely Affect Your Notes

The underlier is comprised of 22 commodities futures contracts, including three metals contracts that trade on the London Metal Exchange (aluminum, nickel and zinc) and three metals contracts that trade on COMEX (copper, gold and silver). An increased focus on price setting and trading prices by regulators and exchanges recently have resulted in a number of changes to the ways in which prices are determined, including prices for commodities and futures contracts. This increased focus also resulted in the publication of standards for benchmark setting by the International Organization of Securities Commissions. Investigations by the Department of Justice and the Commodity Futures Trading Commission, among others, and private litigation regarding potential manipulation of the trading prices of certain commodities underlying the underlier are ongoing against a number of firms, including us.

With respect to zinc and aluminum, in three lawsuits in which affiliates or former affiliates of ours are among the named defendants, the plaintiffs assert antitrust violations alleging that certain practices relating to the storage of such commodities had the effect of artificially increasing the price for physical settlement in those commodities. These ongoing industry investigations and litigations may result in further review by exchanges and regulators of the methods by which commodities prices and futures contract prices are determined and the manner in which they are traded and changes to those methods. In addition, changes to other commodity-related activities, such as storage facilities and delivery methods, may also occur. If any of these changes occur, the prices of the futures contracts in the underlier may be affected, which may thereby adversely affect the level of the underlier and your notes.

In addition, if alleged trading price manipulation or other alleged conduct that may have artificially affected prices has occurred or is continuing, certain published commodity prices and futures contract prices (including historical prices) may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such artificially lower (or higher) prices could have an adverse impact on the underlier and any payments on, and the value of, your notes and the trading market for your notes.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount.  For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there may be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.  We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Holders — Possible Change in Law” on page PS-27 below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-25 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The Bloomberg Commodity IndexSM, or the index, is an index tracking the performance of a weighted basket of contracts on certain physical commodities. The level of the index therefore goes up or down depending on the overall performance of such weighted basket of commodity futures contracts. The index reflects the excess returns that are potentially available through an unleveraged investment in the commodities that are included in the index.

Questions and Answers

The following is a brief question and answer section on selected topics.

How Is a Commodity Index Different From an Equity Index?

Although the index tracks the performance of the commodity markets in a manner generally similar to the way in which an index of equity securities tracks the performance of the stock market, there are important differences between a commodity index and an equity index. First, an equity index typically weights the stocks in the index based on market capitalization, a concept that has no applicability to a commodity index. In contrast, the commodities included in the index are weighted based on their liquidity levels and their dollar-adjusted production levels, subject to certain percentage restrictions for diversification of commodities included in the index. Second, unlike stocks, commodity contracts expire periodically and, in order to maintain an investment in commodity contracts, it is necessary to liquidate such commodity contracts before they expire and establish positions in longer-dated commodity contracts. This feature of the index, which is discussed below, has important implications for changes in the value of the index.

What Is a Commodity Futures Contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The index currently is comprised solely of commodity futures contracts on physical commodities traded on regulated trading facilities. However, it is possible that the index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.

Why Does the Index Track Commodity Contracts And Not Physical Commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index of commodity contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the index to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

How Are the Commodity Contracts Weighted?

The relative weightings of the designated contracts that are eligible for inclusion in the index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, which means that the weight of each commodity contract included in the index is determined by reference to five-year average trading volumes (as adjusted) and historical price information (as adjusted) and the five-year average of annual world production figures (the most recent five years for which data is available). The commodity liquidity percentage and the commodity production percentage are then combined to establish an interim “commodity index percentage” for each designated contract. The interim percentage is then adjusted in accordance with certain diversification rules established by the index methodology, and contracts weighted lower than 0.4% are removed from the index.

Can the Contracts Included in the Index and/or Their Weightings Be Changed over Time?

Yes. At present, commodities are selected that are believed to be sufficiently significant to the world economy to merit consideration and be tradable through a qualifying related futures contract. The index is reconstituted and rebalanced each year in January on a price-percentage basis. The annual constitution and weightings for the index are determined each year by Bloomberg under the supervision of the index oversight committee in consultation with the advisory committee. Once approved by the index oversight committee, the new composition of the index is publicly announced, and takes effect in the month of January immediately following the announcement. For further information with respect to changes in the composition of the index, refer to “The Underliers — Composition of the Bloomberg Commodity IndexSM” in the accompanying commodity terms supplement no. 27.

If the Price of the Underlying Physical Commodities Goes Up, Will the Index Level, Therefore, Also Go Up?

Not necessarily, for two reasons:

First, your notes are linked to the performance of the commodity contracts included in the index, rather than individual physical commodities themselves. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “— Why Does the Index Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of a particular commodity going up and the index level not changing in the same way.

Second, because commodity contracts have expiration dates — i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the index in order to retain an investment position in the commodity contracts. These adjustments, which are described below and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the index. As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the index and the performance of the underlying commodity contracts.

Does the Index Have a Total Return Feature?

No. The return on your notes is based on the performance of the index, which reflects the returns that are potentially available through an unleveraged investment in commodity contracts included in the index. The index thus reflects excess return and is not linked to a “total return” index, which in addition to reflecting the returns from such an unleveraged investment in commodity contracts, would also reflect interest that could be earned on a hypothetical fully collateralized investment. The index does not include such a total return feature or interest component.

What Does “Rolling” a Commodity Contract Mean?

Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement. “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.

The index replicates an actual investment in commodity contracts, and therefore takes into account the need to roll the commodity contracts included in the index, and reflects the effects of this rolling. Specifically, as a commodity contract included in the index approaches expiration, the index is calculated as if the commodity contract in the lead delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next delivery month designated pursuant to the index methodology. If the price of the designated commodity contract is lower than the price of the commodity contract then included in the index, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

Conversely, if the price of the designated commodity contract is higher than the price of the contract then included in the index, the “rolling” process results in a smaller quantity of the designated commodity contract being acquired for the same value.

What Do “Contango” and “Backwardation” Mean?

When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”. On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardation or contango market can affect the level of the index.

How Does Rolling Affect the Level of the Index?

“Rolling” can affect the index in the following two ways:

First, if, as described under “What Does “Rolling” a Commodity Contract Mean?” above, if the index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be greater than if the index had owned the same number of commodity contracts as before the rolling process. Conversely, if the index theoretically owns fewer commodity contracts as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be less than if the index had owned the same number of commodity contracts as before the rolling process. Therefore, these differentials in the quantities of contracts sold and purchased may have a positive or negative effect on the level of the index (measured on the basis of its dollar value).

Second, the index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract. In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts. In the absence of significant market changes, the prices of the longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry. This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the index to decrease. In a backwardation market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) increase as they near expiry. However, there are a number of different factors affecting the index level (as described below in “What Factors Affect the Calculation of the Level of the Index Other than Rolling?”).

How May the Effects of Rolling Be Mitigated?

As stated above, the trend in the prices of the commodity contracts may mitigate the effects of rolling. Also, because the index is made up of different types of commodity contracts, each of those commodity contracts may be in a different type of market, either contango or backwardation, and therefore may offset any losses and gains attributable to rolling.

What Factors Affect the Calculation of the Level of the Index Other than Rolling?

The value of the index on any index business day is determined by making certain adjustments to the value of the index on the immediately preceding index business day, based mainly on the performance of the commodity contracts. The factors affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts, are: (i) the price of the commodity contracts included in the index, (ii) the weight of each commodity contract in the index and (iii) the diversification rules for determining the weights of the commodity contracts included in the index.

The price of the commodity contracts reported by the relevant trading facilities expose the index to price volatility. The weight of each contract in the index will be determined annually based on the liquidity of the underlying commodity contracts, the production of the underlying physical commodity and the percentage restrictions for the diversification of the commodities included in the index.

Can We Assume That Any of Such Factors Will Have a Direct and Linear Effect on the Level of the Index?

No, because these factors are interrelated in complex ways and affect the performance of the commodity contracts comprising the index and, therefore, may offset each other in calculation of the level of the index. For example, a negative price performance in energy sector contracts, which collectively have the largest production weights, may completely eliminate a positive price performance in livestock contracts, which collectively have the smallest production weights. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of any underlying physical commodity) will have a direct and linear effect on the performance of the commodity contracts and the level of the index at any given time. The level of the index, and therefore the amount payable on your notes, may decline even when one or more of such factors are favorable, due to the reasons explained in this subsection entitled “Questions and Answers”.

Where Can Additional Information on the Index Be Obtained?

For information about recent levels of the index, please read the subsection entitled “—Historical Closing Levels of the Index” below. For further explanation on the index methodologies, please refer to “The Underliers — Composition of the Bloomberg Commodity IndexSM” in the accompanying commodity terms supplement no. 27.

How Did the Index Change Under Bloomberg?

Effective July 1, 2014, UBS transferred governance, calculation, distribution and licensing functions for the index to Bloomberg, although the index remains the property of UBS. The index oversight committee will be comprised solely of Bloomberg employees, and the index was rebranded from the Dow Jones-UBS Commodity Index to the Bloomberg Commodity Index effective July 1, 2014. Bloomberg is able to exercise all discretion that resided with UBS prior to July 1, 2014 regarding the constitution, weighting and calculation of the index and otherwise. Bloomberg may exercise this discretion in ways that differ from the ways in which UBS may have historically exercised such discretion or would have exercised such discretion in the future. Accordingly, year over year comparisons may reflect these differences rather than solely differences in commodity contract performance and weight.

Bloomberg Commodity IndexSM

The index currently is composed of the prices of twenty-two exchange-traded futures contracts on twenty physical commodities. An exchange-traded commodity futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The following table sets forth the designated contracts for the commodities included in the index as of December 2015, along with their respective Final Commodity Index Percentages and target weights for 2015 and 2016, as published by the underlier sponsor.

Commodity	Designated Contract	Trading Facility	2015 Final Commodity Index Percentages (%)	2016 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	4.5932%	4.5987%
Coffee	Coffee “C”	NYBOT (ICE Futures)	2.2122%	2.2943%
Copper	Copper	COMEX	7.5376%	7.6272%
Corn	Corn	CBOT	7.2463%	7.3587%
Cotton	Cotton	NYBOT (ICE Futures)	1.5130%	1.4932%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	7.8435%	7.4698%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE	7.1565%	7.5302%
Gold	Gold	COMEX	11.9041%	11.3799%
Ultra-Low-Sulfur Diesel (heating oil)	ULS Diesel (HO)	NYMEX	3.7609%	3.8290%
Lean Hogs	Lean Hogs	CME	1.9398%	2.0621%

Commodity	Designated Contract	Trading Facility	2015 Final Commodity Index Percentages (%)	2016 Final Commodity Index Percentages (%)
Live Cattle	Live Cattle	CME	3.3274%	3.5666%
Natural Gas	Henry Hub Natural Gas	NYMEX	8.7398%	8.4488%
Nickel	Primary Nickel	LME	2.1194%	2.3594%
Silver	Silver	COMEX	4.2761%	4.2132%
Soybean Meal	Soybean Meal	CBOT	2.7453%	2.8447%
Soybean Oil	Soybean Oil	CBOT	2.8130%	2.8375%
Soybeans	Soybeans	CBOT	5.6813%	5.7038%
Sugar	World Sugar No. 11	NYBOT (ICE Futures)	3.9957%	3.6273%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	3.6928%	3.7479%
Wheat (Chicago)	Soft Wheat	CBOT	3.3276%	3.3268%
Wheat (Kansas City HRW)	Hard Red Winter Wheat	CBOT	1.1705%	1.1531%
Zinc	Special High Grade Zinc	LME	2.4041%	2.5276%

The above information supplements the description of the index found in the accompanying commodity terms supplement. For more details about the index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — Bloomberg Commodity IndexSM” on page S-31 of the accompanying commodity terms supplement.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the daily historical closing levels of the underlier from February 24, 2006 through February 24, 2016.  We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

License Agreement

“Bloomberg®” and “Bloomberg Commodity Index SM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by GS Finance Corp. (“GSFC”). Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with GSFC, and Bloomberg and UBS do not approve, endorse, review, or recommend the notes. Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM.

The notes are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the holders of or counterparties to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Bloomberg Commodity IndexSM, which is determined, composed and calculated by Bloomberg in conjunction with UBS Securities without regard to GSFC or the notes. Bloomberg and UBS Securities have no obligation to take the needs of GSFC or the holders of the notes into consideration in determining, composing or calculating the Bloomberg Commodity IndexSM. None of Bloomberg, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to note customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by GSFC, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Bloomberg Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Bloomberg Commodity IndexSM and the notes.

This pricing supplement relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Bloomberg Commodity IndexSM components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Bloomberg Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Bloomberg Commodity IndexSM components has been derived solely from publicly available documents. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Bloomberg Commodity IndexSM components in connection with the notes. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Bloomberg Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GSFC, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS (INCLUDING UBS), AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY DAMAGES—WHETHER INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN

CONNECTION WITH THE NOTES OR THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG BLOOMBERG, UBS SECURITIES AND GSFC, OTHER THAN UBS AG.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•          a dealer in securities or currencies;

•          a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•          a bank;

•          a life insurance company;

•          a tax exempt organization;

•          a partnership;

•          a regulated investment company;

•          a common trust fund;

•          a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•          a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•          a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes.  You are a United States holder if you are a beneficial owner of a note and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment.  You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the index.  Except as otherwise stated below, the discussion below assumes that your notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or maturity and your tax basis in your notes.  Your tax basis in your notes will generally be equal to the amount that you paid for the notes.  Such capital gain or loss generally should be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes.  As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible.  Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments.  There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes.  Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate.  For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield.  These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any income you recognize upon the sale or maturity of your notes would be ordinary interest income.  Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your notes. If Section 1256 were to apply to your notes, gain or loss recognized with respect to your notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes to market at the end of each year (i.e., recognize income as if the notes had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time a contract included in the index rolls and/or when the composition or weighting of the index changes. Such gain or loss may also be subject to Section 1256 as discussed above, under which 60% of the gain or loss will be treated as long-term capital gain or loss and 40% will be treated as short-term capital gain or loss.

It is also possible that the Internal Revenue Service could assert that your notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the notes is not a sale or exchange of a collectible but is rather a sale or exchange of a derivative contract that reflects (through the value of the index) the value, in part, of one or more contracts to buy or sell one or more collectibles. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.  You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there may be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital.  It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued.  You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 on various issues, including whether instruments such as your notes should be subject to withholding.  It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.  Prospective United States alien holders of the notes should consult their tax advisors in this regard.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 26, 2015, which has been filed as an exhibit to a Current Report on Form 8-K, dated February 26, 2015, filed by The Goldman Sachs Group, Inc. on February 26, 2015.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$1,635,000 GS Finance Corp. Bloomberg Commodity IndexSM-Linked Trigger Notes due 2021 guaranteed by The Goldman Sachs Group, Inc. Goldman, Sachs & Co.

	Page

Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-17
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-25
Validity of the Notes and Guarantee	PS-28

Commodity Terms Supplement No. 27 dated December 22, 2015

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-16
The Underliers	S-30
Commodity Indices	S-30
Bloomberg Commodity Index	S-31
S&P GSCI Commodity Index	S-39
Spot Prices of Physical Commodities	S-46
Spot Price of Copper	S-46
Spot Price of Gold	S-46
Spot Price of Silver	S-47
Spot Price of Zinc	S-47
Commodity Futures Contracts	S-49
Price of the Brent Crude Contract	S-49
Price of the Corn Contract	S-50
Price of the Gasoline Contract	S-50
Price of the Natural Gas Contract	S-51
Price of the Soybean Contract	S-51
Price of the Wheat Contract	S-51
Price of the WTI Crude Oil Contract	S-52
Use of Proceeds	S-53
Hedging	S-53
Employee Retirement Income Security Act	S-54
Supplemental Plan of Distribution	S-55
Conflicts of Interest	S-56

Prospectus Supplement dated December 22, 2015

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-16
United States Taxation	S-17
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19
Validity of the Notes and Guarantees	S-19

Prospectus dated December 22, 2015

Available Information	2
Prospectus Summary	3
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	6
Use of Proceeds	7
Description of Debt Securities We May Offer	8
Description of Warrants We May Offer	35
Description of Units We May Offer	47
GS Finance Corp.	51
Legal Ownership and Book-Entry Issuance	53
Considerations Relating to Floating Rate Debt Securities	57
Considerations Relating to Indexed Securities	58
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	61
United States Taxation	64
Plan of Distribution	76
Conflicts of Interest	78
Employee Retirement Income Security Act	78
Validity of the Securities and Guarantees	79
Experts	79
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	79